IEX SERVICES LLC

(A Wholly-Owned Subsidiary of IEX Group, Inc.)

<u>SEC ID Number – 8-69280</u>

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

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SEC FILE NUMBER

ANNUAL
REPORTSFORM
X-17A-5 PART III

FACING PAGE - PUBLIC

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/21_____ AND ENDING _____12/31/21_____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **IEX Services LLC**

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3 World Trade Center, 58th Floor
                                        (No. and Street)
New York	**NY**	**10007**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ronan Ryan	**+1 646-343-2121**	**ronan.ryan@iextrading.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Deloitte & Touche LLP
                            (Name – if individual, state last, first, and middle name)

30 Rockefeller Center	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	No. 34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Table of Contents

This filing** contains (check all applicable boxes):	Page
☒(a) Statement of financial condition.	2
☒(b) Notes to consolidated statement of financial condition.	3-6
☐(c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).	
☐(d) Statement of cash flows.	
☐(e) Statement of changes in stockholders' or partners' or sole proprietor's equity.	
☐(f) Statement of changes in liabilities subordinated to claims of creditors.	
☐(g) Notes to consolidated financial statements.	
☐(h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.	
☐(i) Computation of tangible net worth under 17 CFR 240.18a-2.	
☐(j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.	
☐(k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.	
☐(l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.	
☐(m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.	
☐(n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.	
☐(o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.	
☐(p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.	
☐(q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.	
☐(r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.	
☐(s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.	
☐(t) Independent public accountant's report based on an examination of the statement of financial condition.	
☒(u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.	1
☐(v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.	
☐(w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.	

☐(x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.	
☐(y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).	
☐(z) Other: ⎯	

** *To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of IEX Services LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IEX Services LLC (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2022
We have served as the Company's auditor since 2014.

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$	13,433,618
Due from affiliate		2,643,387
Receivables from clearing firm		2,326,984
Prepaid expenses		32,119
TOTAL ASSETS	$	18,436,108

Liabilities and Member's Equity

Liabilities:

Accrued expenses and other liabilities	$	4,580,428
Due to affiliate		352,495
Payable to parent		225,383
TOTAL LIABILITIES		5,158,306

Member's equity:

Member's equity		13,277,802
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	18,436,108

See notes to statement of financial condition

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Notes to Statement of Financial Condition
December 31, 2021

1. Organization and Nature of Business

IEX Services LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company and a wholly-owned subsidiary of IEX Group, Inc. ("Parent"). During the year, the Company operated exclusively as the routing facility for its affiliate, Investors' Exchange LLC ("Exchange"), which is a registered national stock exchange. The Company acts as an introducing broker and clears all transactions on a fully disclosed basis with a clearing broker.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ materially from those estimates.

Income Taxes

The Company is included in the income tax returns filed by the Parent, which files as a C-corporation.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an exit price. The amounts presented for financial assets and liabilities on the Statement of Financial Condition are carried at fair value or at amounts that, because of their short-term nature, the Company believes approximate current fair value.

The fair value of the Company's financial instruments is measured based on a three-level hierarchy:

- Level 1 — quoted prices for identical assets or liabilities in active markets.

- Level 2 — observable inputs, other than quoted prices included in Level 1, for the asset or liability, or prices for similar assets and liabilities.

- Level 3 — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

All financial assets and liabilities are considered Level 2 under the fair value hierarchy, except for cash and cash equivalents which are considered Level 1.

Recent Accounting Pronouncements

In October 2021, the FASB issued ASU No. 2021-07, Compensation – Stock Compensation (Topic 718) "Determining the Current Price of an Underlying Share for Equity-Classified Share-Based Awards." The guidance aims at reducing the costs and complexity involved in determining the grant-date fair value of awards for private companies. The guidance is effective for fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company determined the adoption of the ASU will have no material impact on the statement of financial condition.

3. Concentration of Credit Risk

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments (such as short-term money market instruments) with original maturities of less than three months. The Company maintains cash and cash equivalent balances at a financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in the aggregate for each bank. At December 31, 2021, the Company had deposits at a financial institution in excess of FDIC limits of approximately $13.1 million.

Cash equivalents of approximately $11.4 million consist of money market funds.

Credit Risk

The Exchange is considered the sole customer of the Company, as the Company operates exclusively as the routing facility of the Exchange.

4. Receivable from Clearing Firm

As of December 31, 2021, the Company had an amount receivable from its clearing firm, BofA Securities, Inc., of $2,326,984. This balance consists of a $1,500,000 security deposit, $26,984 of interest, accumulated at the interest rate as defined in the clearing agreement and an $800,000 short-term consumable deposit to settle future invoices.

5. Related Party Transactions

Software License and Expense Sharing Agreement

Under the Tri-Party ESA, the Company will reimburse the Parent for all expenses related to the operation and maintenance of the Smart Order Router, including without limitation,

licensing and registration fees, all costs of revenues, all assessments imposed by regulators, banking fees, legal fees, taxes, rent for independent commercial space leases, all expenses to outside vendors, infrastructure and data center maintenance and software support and maintenance expenses (collectively, "SOR Expenses"). At December 31, 2021, amounts Payable to parent relating to the Tri-Party ESA were approximately $225,000, payable within 30 days.

As part of the Tri-Party ESA, the Exchange agreed to be reimbursed on a monthly basis for personnel expenses incurred on behalf of the Company. At December 31, 2021, amounts Due to affiliate relating to the Tri-Party ESA were approximately $352,000, receivable within 30 days.

Capital Distributions and Contributions

During 2021, the Company did not make any capital distributions to the Parent.

6. Share-Based Compensation

The Parent maintains the 2012 Equity Incentive Plan (the "Plan"), which was approved by the Parent's Board of Directors on June 27, 2012 and the Parent's Stockholders on June 29, 2012. The plan permits the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to employees, directors and consultants. The Parent issues shares from authorized but unissued or reacquired Common Stock. The fair value of Restricted Stock Units ("RSUs") and options is based on the most recent valuation completed by the Parent on the date of grant and is recorded as compensation expense.

The Parent allocates stock compensation, salary and benefit expenses to Exchange through the Tri-Party ESA based upon services provided by the Parent's employees. In turn, Exchange allocates a portion of these expenses to the Company.

7. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital at the greater of 6 2/3% of aggregate indebtedness or minimum net capital of $5,000 at December 31, 2021.

At December 31, 2021, the Company had net capital of approximately $10,374,000, which exceeded the minimum requirement of approximately $344,000 by $10,030,000. The Company's ratio of aggregate indebtedness to net capital was 0.50 to 1.

8. Commitments, Contingencies and Guarantees

In October 2020, the Exchange introduced a new order type to customers named D-Limit after receiving approval from the SEC. Following the SEC's approval of the order-type, Citadel Securities LLC filed a lawsuit in the D.C. Circuit Court against the SEC challenging

the approval. In November 2020, the Exchange filed a motion to join the case as an intervenor, and the motion was approved in December 2020. Briefing and oral arguments in the DC Circuit Court have been completed, and it is not possible at this time to predict the outcome of this case or to make an estimate of the adverse impact, if any, on the Exchange or the Company taken as a whole.

In the normal course of business, the Company may be subject to various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Management believes that the resolution of any unknown matter will not result in any materially adverse effect on the Company's financial position, results of operations or cash flows.

9. Subsequent Events

The Company has evaluated subsequent events through the date the statement of financial condition was available to be issued and have determined that there are no subsequent events requiring disclosures or adjustments to the statement of financial condition.